Exhibit 99.1

Copa Holdings Reports Net Income of $95.8 million and EPS of $2.26 for the Fourth Quarter of 2016

Excluding special items, adjusted net income came in at $60.0 million, or EPS of $1.42 per share

Panama City, Panama — February 15, 2017. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2016 (4Q16) and full year 2016. The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2015 (4Q15).

The financial information included in this press release is preliminary as the Company has not yet issued its audited financial statements and may differ from those results. During the course of the preparation of the financial statements and related notes and our year-end audit, additional items that would require material adjustments to the preliminary financial information included in this press release may be identified.

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$95.8 million for 4Q16 or earnings per share (EPS) of US$2.26, as compared to net loss of US$408.5 million or loss per share of US$9.44 in 4Q15. Excluding special items, which for 4Q16 include a non-cash gain of US$24.3 million associated with the mark-to-market of fuel hedge contracts, and a US$11.5 million gain related to a non-cash currency translation of Venezuelan Bolivars, the Company would have reported a net income of US$60.0 million, or adjusted EPS of US$1.42, compared to an adjusted net income of US$41.5 million or adjusted EPS of US$0.96 in 4Q15.

▪	For full year 2016, net income reached US$339.8 million or EPS of US$8.02, compared to a loss of US$225.0 million or loss per share of US$5.13 for full year 2015. Excluding special items, which for 2016 include a non-cash gain of US$111.6 million associated with the mark-to-market of fuel hedge contracts and a US$21.5 million non-cash gain related to currency translation of Venezuelan Bolivars, Copa Holdings would have reported an adjusted net income of US$206.7 million or EPS of US$4.88, compared to adjusted net income of US$226.0 million or adjusted EPS of US$5.15 for full year 2015.

▪	Operating income for 4Q16 came in at US$71.1 million, representing an 82.1% increase over operating income of US$39.1 million in 4Q15, as a result of a 10.7% increase in unit revenue per available seat mile (RASM), partly offset by a 5.3% increase in unit costs. Operating margin for 4Q16 came in at 11.8%, compared to an operating margin of 7.3% in 4Q15.

▪	Operating results for the quarter were significantly affected by a US$21.3 million realized fuel hedge loss, compared to US$24.1 million in 4Q15. Excluding these fuel hedge losses, operating margin for the quarter would have been 15.4% for 4Q16 compared to 11.9% for 4Q15.

▪	For full year 2016, the Company reported operating income of US$276.6 million, representing an increase of 4.0% over operating income of US$266.1 million for full year 2015. Operating margin for full year 2016 came in at 12.4%, compared to an operating margin of 11.8% in 2015.

▪	Operating results for the year 2016 were significantly affected by a US$93.7 million realized fuel hedge loss, compared to US$95.2 million in 2015. Excluding these fuel hedge losses, operating margin for 2016 would have been 16.7%, compared to 16.1% for 2015.

▪	Total revenues for 4Q16 increased 12.9% to US$601.3 million. Yield per passenger mile increased 1.3% to 12.6 cents and RASM came in at 10.7 cents, or 10.7% above 4Q15.

▪	For 4Q16, consolidated passenger traffic grew 11.3% while consolidated capacity grew 2.0%. As a result, consolidated load factor for the quarter increased 6.8 percentage points to 81.6%. For full year 2016, consolidated load factor came in at 80.4%, 5.1 percentage points higher than 2015 on 1.5% capacity growth.

▪	Operating cost per available seat mile (CASM) increased 5.3%, from 9.0 cents in 4Q15 to 9.5 cents in 4Q16, mostly as a result of a non-cash increase in depreciation expense related to an adjustment in our aircraft useful life assumption from 30 to 27 years, for which the full year 2016 impact was recorded in 4Q16. CASM excluding fuel costs increased 6.7% from 6.5 cents in 4Q15 to 6.9 cents in 4Q16, mainly as a result of this non-cash adjustment in our aircraft useful life assumptions.

▪	Cash, short-term and long-term investments ended 2016 at US$815.6 million, representing 37% of the last twelve months’ revenues.

▪	Copa Holdings ended the year with a consolidated fleet of 99 aircraft – 64 Boeing 737-800s, 14 Boeing 737-700s, and 21 Embraer-190s.

▪	For 2016, Copa Holdings reported consolidated on-time performance of 88.4% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

Subsequent Events

▪	In January 2017, the company took delivery of one Boeing 737-800, increasing the consolidated fleet to 100 aircraft.

▪	Also in January 2017, the company was recognized by FlightStats – for the fourth consecutive year – as the most on-time airline in Latin America, and by OAG – for the second consecutive year– as the second most on-time airline in the world.

▪	On February 15th, 2017, the Board of Directors of Copa Holdings approved a 2017 dividend payment of 51 cents per share per quarter. Dividends will be distributed quarterly during the months of March, June, September and December. The first quarterly dividend of 51 cents per share will be paid on March 15 to shareholders on record as of February 28th, 2017.

2

Consolidated Financial & Operating Highlights	4Q16	4Q15	Variance vs. 4Q15	3Q16	Variance vs. 3Q16	FY 2016	FY 2015	Variance vs. 2015
Revenue Passengers Carried ('000)	2,148	2,055	4.5%	2,231	-3.7%	8,508	7,875	8.0%
RPMs (mm)	4,568	4,103	11.3%	4,637	-1.5%	17,690	16,310	8.5%
ASMs (mm)	5,597	5,486	2.0%	5,506	1.7%	22,004	21,675	1.5%
Load Factor	81.6%	74.8%	6.8 p.p.	84.2%	-2.6 p.p.	80.4%	75.2%	5.1 p.p.
Yield	12.6	12.5	1.3%	11.8	7.5%	12.1	13.3	-9.2%
PRASM (US$ Cents)	10.3	9.3	10.5%	9.9	4.2%	9.7	10.0	-3.0%
RASM (US$ Cents)	10.7	9.7	10.7%	10.3	4.1%	10.1	10.4	-2.7%
CASM (US$ Cents)	9.5	9.0	5.3%	8.9	6.0%	8.8	9.2	-3.4%
CASM Excl. Fuel (US$ Cents)	6.9	6.5	6.7%	6.4	8.7%	6.4	6.4	1.1%
Breakeven Load Factor	64.8%	150.9%	-86.1 p.p.	70.2%	-5.4 p.p.	64.4%	85.1%	-20.7 p.p.
Adjusted Breakeven Load Factor (1)	71.1%	67.1%	4.0 p.p.	73.7%	-2.6 p.p.	70.7%	65.4%	5.3 p.p.
Fuel Gallons Consumed (Millions)	72.4	70.5	2.6%	70.9	2.1%	284.3	277.2	2.6%
Avg. Price Per Fuel Gallon (US$ Dollars)	1.96	1.94	0.7%	1.98	-1.2%	1.86	2.17	-14.6%
Average Length of Haul (Miles)	2,127	1,997	6.5%	2,079	2.3%	2,079	2,071	0.4%
Average Stage Length (Miles)	1,244	1,222	1.8%	1,192	4.4%	1,213	1,236	-1.9%
Departures	30,499	31,184	-2.2%	30,737	-0.8%	123,098	122,588	0.4%
Block Hours	98,150	97,788	0.4%	97,077	1.1%	388,058	388,355	-0.1%
Average Aircraft Utilization (Hours)	10.8	10.7	1.0%	10.5	2.5%	10.6	10.8	-2.0%
Operating Revenues (US$ mm)	601.3	532.6	12.9%	569.0	5.7%	2,221.8	2250.1	-1.3%
Operating Income (US$ mm)	71.1	39.1	82.1%	77.2	-7.8%	276.6	266.1	4.0%
Operating Margin	11.8%	7.3%	4.5 p.p.	13.6%	-1.7 p.p.	12.4%	11.8%	0.6 p.p.
Net Income (US$ mm)	95.8	-408.5	n/m	74.0	29.5%	339.8	-225.0	n/m
Adjusted Net Income (US$ mm) (1)	60.0	41.5	44.6%	55.3	8.5%	206.7	226.0	-8.6%
EPS - Basic and Diluted (US$)	2.26	-9.44	n/m	1.75	29.5%	8.02	-5.13	n/m
Adjusted EPS - Basic and Diluted (US$) (1)	1.42	0.96	47.7%	1.30	8.5%	4.88	5.15	-5.3%
# of Shares - Basic and Diluted ('000)	42,383	43,286	-2.1%	42,372	0.0%	42,358	43,861	-3.4%

(1) Adjusted Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 4Q16, 4Q15, 3Q16, 2016 and 2015 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and shares repurchased, and the impact of the Argentinean and Venezuelan currency devaluations.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

3

MANAGEMENT’S COMMENTS ON 4Q16 RESULTS

Copa Holdings fourth quarter results reflect the continuous improvement in the demand environment. Additionally, good commercial execution and capacity discipline have allowed the company to make the most of improving traffic trends and to deliver historically high load factors. We are also seeing a year over year improvement in yields, which together with the higher load factors have produced a significant unit revenue improvement and a year over year margin expansion.

Consolidated operating revenues increased 12.9% to US$601.3 million during the quarter on capacity growth of 2.0%. Load factor came in at 81.6%, or 6.8 percentage points above 4Q15, while yields came in at 12.6 cents, or 1.3% higher than 4Q15. As a result, passenger revenues per ASM (PRASM) increased 10.5% from 9.3 cents in 4Q15 to 10.3 cents in 4Q16.

Operating expenses for 4Q16 increased 7.4% to US$530.2 million, while operating expenses per ASM (CASM) increased 5.3% to 9.5 cents. Excluding fuel costs, unit costs increased 6.7% to 6.9 cents, mainly affected by a non-cash increase of US$11.9 million in depreciation expense, as a result of adjusting the fleet´s useful life assumption from 30 to 27 years. This US$11.9 million charge made during 4Q16 corresponds to the full year 2016 impact.

Aircraft fuel expense increased 3.6% or US$4.9 million compared to 4Q15, as a result of higher jet fuel prices and increased capacity. The Company’s effective jet fuel price, which includes a realized fuel hedge loss of US$21.3 million in 4Q16 and a US$24.1 million loss in 4Q15, increased 0.7%, from an average of US$1.94 per gallon in 4Q15 to US$1.96 per gallon in 4Q16. For 4Q16, the Company had fuel hedges in place representing 34% of its consolidated volume. With regards to future fuel hedge contracts, the Company has covered about 5% of its projected consumption volume for 2017, using jet fuel swaps at an average price of US$1.80 per gallon.

The Company recorded non-operating income of US$27.8 million for 4Q16 compared to non-operating expense of US$441.1 million for 4Q15. Non-operating income for 4Q16 includes a fuel hedge mark to market gain of US$24.3 million, while 4Q15 non-operating loss includes mainly a US$430.1 million loss related to the currency translation of the Venezuelan Bolivars and a fuel hedge mark-to-market loss of US$15.3 million.

Copa Holdings closed the quarter with US$815.6 million in cash, short-term and long-term investments, representing approximately 37% of last twelve months´ revenues.

Total debt at the end of 4Q16 amounted to US$1.18 billion compared to US$1.30 billion at the end of 4Q15, all of which is related to aircraft financing.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our hub based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

4

OUTLOOK FOR 2017

For 2017, the Company updates its guidance as follows: Consolidated capacity is now expected to grow approximately 6%, mainly as a result of higher aircraft utilization as well as scheduled aircraft deliveries, and operating margin range is still expected to come in within the range of 15 to 17 percent.

Financial Outlook	2017 Guidance	2016 Actual
Capacity - YOY ASM Growth	+/-6%	1.5%
Operating Margin	15-17%	12.4%

Factored into the above mentioned outlook is a load factor of approximately 80%, Unit Revenues (RASM) of 10.4 cents, Unit Costs excluding Fuel (Ex-Fuel CASM) of 6.4 cents and an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$1.80 per gallon,

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q16 totaled US$601.3 million, a 12.9% or US$68.7 million increase over operating revenue of US$532.6 million in 4Q15, due to a 12.8% or US$65.3 million increase in passenger revenue.

Passenger revenue. For 4Q16, passenger revenue totaled US$577.5 million, an increase of 12.8% from passenger revenue of US$512.2 million in 4Q15. A 6.8 percentage point increase in load factor, combined with a 1.3% increase in passenger yield, resulted in a 10.5% increase in PRASM.

Cargo, mail and other. Cargo, mail and other revenue totaled US$23.8 million in 4Q16, a 16.4% increase from cargo, mail and other of US$20.5 in 4Q15.

Operating expenses

For 4Q16, operating expenses increased 7.4% to US$530.2 million, representing operating cost per available seat mile (CASM) of 9.5 cents. Operating cost per available seat mile (CASM), excluding fuel costs, increased 6.7% from 6.5 cents in 4Q15 to 6.9 cents in 4Q16.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q16, aircraft fuel totaled US$141.7 million, a US$4.9 million or 3.6% increase over aircraft fuel of US$136.9 million in 4Q15. This increase was a result of an increase of 2.6% on gallons consumed given additional capacity and higher load factors, and a 0.7% higher average price per gallon of jet fuel (all-in), which averaged US$1.96 in 4Q16 as compared to US$1.94 in 4Q15. This average price per gallon of jet fuel for 4Q16 includes a $21.3 million realized fuel hedge loss, compared to a US$24.1 million fuel hedge loss in 4Q15.

5

Salaries and benefits. For 4Q16, salaries and benefits totaled US$77.1 million, a 9.5% increase over salaries and benefits of US$70.4 million in 4Q15. This was mainly driven by an increase in yearly bonus accruals.

Passenger servicing. For 4Q16, passenger servicing totaled US$69.9 million, a 9.7% increase over passenger servicing of US$63.7 million in 4Q15. This increase resulted primarily from passenger traffic growth and higher effective rates related to airport and handling services.

Commissions. For 4Q16, commissions totaled US$21.5 million, a 9.9% increase over commissions of US$19.6 million in 4Q15. This increase was primarily a result of a higher passenger revenue base, partly offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$26.0 million, a 4.6% increase over reservation and sales of US$24.9 million in 4Q15. This increase was mainly a result of an increase in passengers carried and net bookings.

Maintenance, material and repairs. For 4Q16, maintenance, material and repairs totaled US$34.9 million, a 10.6% increase from maintenance, material and repairs of US$31.5 million in 4Q15. This increase was primarily a result of aircraft lease returns during the quarter and increased provisions for future lease returns.

Depreciation. Depreciation totaled US$54.5 million in 4Q16, a 60.0% increase over depreciation of US$34.1 million in 4Q15. This increase was primarily the result of adjusting the fleet’s useful life assumption from 30 to 27 years.

Flight operations, aircraft rentals. landing fees and other rentals. Combined flight operations, aircraft rentals, landing fees and other rentals decreased 4.3%, from US$79.0 million in 4Q15 to US$75.7 million in 4Q16, mainly as a result of lower aircraft rental expense related to operational lease returns.

Other. Other expenses totaled US$28.9 million in 4Q16, a decrease of 13.7% vs 4Q15. This decrease was mainly driven by marketing and advertising expenses related the ConnectMiles launch campaign in 2015.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled an income of US$27.8 million in 4Q16, compared to an expense of US$441.1 million in 4Q15.

Interest expense. Interest expense totaled US$8.9 million in 4Q16, a 0.3% decrease from interest expense of US$8.9 million in 4Q15, as a result of a lower debt balance, partially offset by higher interest rates.

Interest income. Interest income totaled US$3.5 million, a 57.3% decrease over interest income of US$8.2 million in 4Q15, due to a lower cash balance in Venezuela.

Other, net. Other, net totaled an income of US$33.2 million in 4Q16 compared to a net expense of US$441.1 million in 4Q15. Other, net includes mainly a US$24.3 million gain in fuel hedge mark-to-market contracts for 4Q16, and a US$430.1 million foreign currency translation loss of the bolivar cash balance in 4Q15.

6

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 73 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 100 aircraft: 79 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

7

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q16	4Q15	Change	3Q16	Change	2016	2015	Change
Operating Revenues
Passenger Revenue	577,493	512,150	12.8%	545,066	5.9%	2,133,186	2,166,727	-1.5%
Cargo, mail and other	23,810	20,451	16.4%	23,959	-0.6%	88,663	83,336	6.4%
Total Operating Revenue	601,303	532,601	12.9%	569,025	5.7%	2,221,849	2,250,063	-1.3%

Operating Expenses
Aircraft fuel	141,743	136,881	3.6%	140,366	1.0%	527,918	602,776	-12.4%
Salaries and benefits	77,102	70,407	9.5%	73,194	5.3%	293,044	289,512	1.2%
Passenger servicing	69,854	63,689	9.7%	65,612	6.5%	259,524	258,303	0.5%
Commissions	21,496	19,556	9.9%	20,862	3.0%	83,981	88,557	-5.2%
Reservations and sales	26,029	24,882	4.6%	23,970	8.6%	99,918	88,051	13.5%
Maintenance, material and repairs	34,861	31,528	10.6%	32,410	7.6%	122,873	111,181	10.5%
Depreciation	54,548	34,083	60.0%	35,525	53.5%	159,277	134,887	18.1%
Flight operations	32,413	34,028	-4.7%	32,893	-1.5%	127,777	130,930	-2.4%
Aircraft rentals	28,917	31,530	-8.3%	30,282	-4.5%	120,842	122,218	-1.1%
Landing fees and other rentals	14,322	13,481	6.2%	13,828	3.6%	55,498	56,703	-2.1%
Other	28,869	33,458	-13.7%	22,893	26.1%	94,585	100,855	-6.2%
Total Operating Expense	530,154	493,523	7.4%	491,835	7.8%	1,945,235	1,983,974	-2.0%

Operating Income	71,150	39,077	82.1%	77,191	-7.8%	276,614	266,089	4.0%

Non-operating Income (Expense):
Interest expense	(8,894)	(8,922)	-0.3%	(9,683)	-8.1%	(37,024)	(33,155)	11.7%
Interest income	3,479	8,155	-57.3%	3,506	-0.8%	13,000	25,947	-49.9%
Other, net	33,181	(440,284)	n/m	15,658	111.9%	120,226	(451,096)	n/m
Total Non-Operating Income/(Expense)	27,766	(441,051)	n/m	9,481	192.8%	96,202	(458,305)	n/m

Income before Income Taxes	98,915	(401,973)	n/m	86,672	14.1%	372,816	(192,215)	n/m

Provision for Income Taxes	3,071	6,499	-52.7%	12,654	-75.7%	32,971	32,759	0.6%

Net Income	95,844	(408,472)	n/m	74,018	29.5%	339,845	(224,974)	n/m

EPS - Basic and Diluted	2.26	-9.44	-124.0%	1.75	29.5%	8.02	-5.13	n/m
Shares - Basic and Diluted	42,382,757	43,285,727	-2.1%	42,371,617	0.0%	42,358,091	43,861,084	-3.4%

8

Copa Holdings, S. A.

Balance Sheet - IFRS

(US$ Thousands)

	December 31	December 31
	2016	2015
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$331,687	$204,715
Restricted cash and cash equivalents	-	64,228
Short-term investments	483,002	416,005
Total cash, cash equivalents and short-term investments	814,689	684,948

Accounts receivable, net of allowance for doubtful accounts	113,664	105,135
Accounts receivable from related parties	479	642
Expendable parts and supplies, net of allowance for obsolescence	74,502	62,247
Prepaid expenses	58,407	48,667
Other current assets	7,650	5,946
Total Current Assets	1,069,391	907,585

Long-term investments	953	861

Property and Equipment:
Owned property and equipment:
Flight equipment	3,118,316	3,030,361
Other equipment	129,577	121,205
	3,247,893	3,151,565
Less: Accumulated depreciation	(874,377)	(743,982)
	2,373,516	2,407,583
Purchase deposits for flight equipment	250,166	243,070
Total Property and Equipment	2,623,682	2,650,653

Other Assets:
Long term account receivable	1,957	-
Net pension asset	8,826	6,050
Goodwill	20,380	20,380
Intangible asset	49,122	49,046
Deferred tax Assets	18,339	12,708
Other assets	53,463	68,193
Total Other Assets	152,087	156,377
Total Assets	$3,846,113	$3,715,476

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$222,718	$245,514
Accounts payable	104,174	94,741
Accounts payable to related parties	8,683	5,605
Air traffic liability	396,237	352,110
Frequent flyer deferred revenue	35,368	18,884
Taxes and interest payable	69,884	67,242
Accrued expenses payable	77,796	82,948
Other current liabilities	7,580	118,623
Total Current Liabilities	922,440	985,667

Non-Current Liabilities:
Long-term debt	961,414	1,055,183
Other long-term liabilities	75,014	54,339
Deferred tax liabilities	39,674	32,865
Total Non-Current Liabilities	1,076,102	1,142,387

Total Liabilities	1,998,542	2,128,054

Shareholders' Equity:
Class A - 33,731,823 issued and 31,111,310 outstanding	20,988	20,924
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	64,986	57,455
Treasury Stock	(136,388)	(136,388)
Retained earnings	1,892,391	1,638,733
Accumulated other comprehensive income (loss)	(1,872)	(768)
Total Shareholders' Equity	1,847,571	1,587,422
Total Liabilities and Shareholders' Equity	$3,846,113	$3,715,476

9

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the twelve months ended December 31,

(In US$ thousands)

	2016	2015	2014
	(Unaudited)	(Audited)	(Audited)
Cash flow from operating activities	586,590	316,863	384,892
Cash flow (used in) from investing activities	(171,909)	32,384	21,147
Cash flow used in financing activities	(248,625)	(357,466)	(316,420)
Net increase (decrease) in cash and cash equivalents	166,056	(8,219)	89,619
Cash and cash equivalents at January 1	204,715	221,443	139,110
Cash and cash equivalents at December 31	$331,687	$204,715	$221,443

Short-term investments *	483,002	416,005	492,735
Long-term investments **	953	861	396,802
Restricted cash and cash equivalents ***	-	64,228	52,425
Total cash and cash equivalents and investments at December 31	$815,642	$685,809	$1,163,405

* Short-term investments include $135.7 million of cash in Venezuela at December 2014.

** Long-term investments include $322.9 million of cash in Venezuela at December 2014.

*** Restricted cash correspond to a margin calls to secure derivative financial instruments transactions.

10

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	4Q16	4Q15	3Q16

Net income as Reported	$95,844	$408,472	$74,018

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	24,341	(15,296)	19,225
(Loss) gain due to devaluation of Venezuelan Bolivar	11,501	(430,073)	(484)
(Loss) gain due to devaluation of Argentinian Pesos	0	(6,901)	0
Unrealized gain (loss) on Shares Repurchased	0	2,296	0
Adjusted Net Income	$60,002	$41,501	$55,278

Shares used for Computation (in thousands)
Basic and Diluted	42,383	43,286	42,372

Adjusted earnings per share - Basic and Diluted	1.42	0.96	1.30

Reconciliation of Operating Costs per ASM
Excluding Fuel and Special Items	4Q16	4Q15	3Q16

Operating Costs per ASM as Reported	9.5	9.0	8.9
Aircraft fuel per ASM	(2.5)	(2.5)	(2.5)
Operating Costs per ASM excluding fuel	6.9	6.5	6.4

Reconciliation of Breakeven Load Factor
Excluding Special Items	4Q16	4Q15	3Q16

Total Operating Expenses, Non-Operating Results and Provision for Income Taxes	505,459	941,073	495,007

Breakeven Load Factor	64.8%	150.9%	70.2%

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	24,341	(15,296)	19,225
(Loss) gain due to devaluation of Venezuelan Bolivar	11,501	(430,073)	(484)
(Loss) gain due to devaluation of Argentinian Pesos	0	(6,901)	0
Unrealized (gain) loss on Shares Repurchased	0	2,296	0
Total Operating Expenses, Non-Operating Results and Provision for Income Taxes excluding special items	$541,302	$491,100	$513,748

Adjusted Breakeven Load Factor (Excluding Special items)	71.1%	67.1%	73.7%

11